

October 3, 2012

<u>Via E-mail</u>
Roger S. Penske
Chief Executive Officer
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302

   Re: **Penske Automotive Group, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 24, 2012
      File No. 001-12297

Dear Mr. Penske:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Andrew Mew

          Andrew Mew
          Accounting Branch Chief

<u>Via Email</u>
Shane Spradlin